UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K/A

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the year ended December 31, 2017
or

¬	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from              to
Commission File number 1-1000

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
SPARTON CORPORATION 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principle executive office:
SPARTON CORPORATION
425 N. Martingale — Suite 1000
Schaumburg, IL 60173-2213

EXPLANATORY NOTE

This Form 11-K/A (Amendment No. 1) for the fiscal year ended December 31, 2017 is being filed to correct the date of the report of independent registered public accounting firm.  The report date in the original 11-K filing was incorrectly shown as June 22, 2018 but should have been June 26, 2018.  Except for the foregoing, no changes have been made to the financial statements and disclosures as presented in the original Form 11-K.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

Sparton Corporation

By:	/s/ Joseph G. McCormack
Name: Joseph G. McCormack
Title: Senior Vice President and Chief Financial Officer
Date:	July 17, 2018

Sparton Corporation 401(k) Plan
Financial Statements and Supplemental Schedule
Year Ended December 31, 2017

Report of Independent Registered Public Accounting Firm

To the Plan Participants and Members of the Investment Review Committee
Sparton Corporation 401(k) Plan
Schaumburg, Illinois

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Sparton Corporation 401(k) Plan (the “Plan”) as of December 31, 2017 and 2016, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2017, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Sparton Corporation 401(k) Plan
Financial Statements and Supplemental Schedule
Year Ended December 31, 2017

We have served as the Plan’s auditor since 2003.

/s/ BDO USA, LLP

Grand Rapids, Michigan
June 26, 2018